Exhibit 1

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                   UNITED MEXICAN STATES--RECENT DEVELOPMENTS

         The information included in this section supplements the information about Mexico corresponding to the headings below that is contained in Exhibit D to Mexico's annual report on Form 18-K, as amended, for the fiscal year ended December 31, 2001. To the extent that the information included in this section differs from the information set forth in the annual report, you should rely on the information in this section.

The Economy

Interest Rates

         During 2002, interest rates on 28-day Cetes averaged 7.08% and interest rates on 91-day Cetes averaged 7.44%, as compared with average rates on 28-day and 91-day Cetes of 11.30% and 12.24%, respectively, during 2001. On January 15, 2003, the 28-day Cetes rate was 8.19% and the 91-day Cetes rate was 8.56%.

Principal Sectors of the Economy

Petroleum and Petrochemicals

         Exports and Export Agreements

         Although Mexico is not a member of the Organization of Petroleum Exporting Countries ("OPEC"), since 1998 it has entered into agreements with OPEC and non-OPEC members to reduce its oil exports in order to stabilize international oil prices.

         On January 13, 2003, the Secretary of Energy of Mexico announced that beginning on February 1, 2003, Mexico would increase its oil exports by 1.5 million barrels per day, to 1.88 million barrels per day. Mexico agreed to increase its oil exports in conjunction with production increases by other oil producing countries in order to stabilize oil prices, which had increased significantly in recent weeks.

Financial System

Central Bank and Monetary Policy

         At January 10, 2003, the monetary base totaled Ps. 249.98 billion, as compared to Ps. 263.94 billion at December 31, 2002.

         Banco de Mexico utilizes the "short" mechanism as its principal monetary policy instrument. Banco de Mexico increased the "short" on December 6, 2002, from Ps. 400 million to Ps. 475 million, and on January 10, 2003, from Ps. 475 million to Ps. 550 million. These increases in the "short" were in response to internal and external factors that could have threatened the achievement of the inflation target for 2003.

External Sector of the Economy

Foreign Trade

         During the first 11 months of 2002, Mexico registered a trade deficit of U.S. $6,772.8 million as compared with a trade deficit of U.S. $8,615.3 million for the same period of 2001. Merchandise exports increased by 0.7% during the first 11 months of 2002, to U.S. $147,325.8 million, as compared with U.S. $146,318.2 million in the first 11 months of 2001. During the first 11 months of 2002, petroleum exports increased by 8.8% and non-petroleum exports experienced zero growth, in each case as compared with the same period of 2001. Exports of manufactured goods, which represented 88.6% of total merchandise exports, increased by 0.1% during the first 11 months of 2002, as compared with the same period of 2001. Total imports were U.S. $154,098.6 million during the first 11 months of 2002, a 0.5% decrease as compared with the same period of 2001. Imports of intermediate goods decreased by 0.5%, imports of capital goods decreased by 7.1% and imports of consumer goods increased by 6.6% during the first 11 months of 2002, each as compared with the first 11 months of 2001.

Balance of International Payments

         At December 31, 2002, Mexico's international reserves totaled U.S. $47,984 million, as compared to U.S. $40,880 million at December 31, 2001. The net international assets of Banco de Mexico totaled U.S. $50,722 million at December 31, 2002, as compared to U.S. $44,857 million at December 31, 2001. At January 10, 2003, Mexico's international reserves totaled U.S. $48,119 million, an increase of U.S. $135 million from the level at December 31, 2002. The net international assets of Banco de Mexico totaled U.S. $50,716 million at January 10, 2003, reflecting a decrease of U.S. $6 million from the level at December 31, 2002.

Exchange Controls and Foreign Exchange Rates

         During 2002, the average peso/U.S. dollar exchange rate was Ps. 9.4164 = U.S. $1.00. The peso/U.S. dollar exchange rate established by Banco de Mexico on January 15, 2003 (to take effect on the second business day thereafter) was Ps. 10.4875 = U.S. $1.00.

Public Debt

         Subsequent to September 30, 2002:

          o The Pemex Project Funding Master Trust issued: (i) 30,000,000,000 yen of its 3.50% Notes due 2023 on December 5, 2002; and (ii) U.S. $1,000,000,000 of its 7.375% Global Notes due 2014 on
               December 12, 2002;

          o Banco Nacional de Comercio Exterior, S.N.C. issued Ps. 1,000,000,000 of its 11.0% Notes due 2005 in the international markets on December 12, 2002; and

          o Mexico issued U.S. $750,000,000 of its 8.30% Global Notes due 2031 on December 19, 2002.